                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1



                        OIL-DRI CORPORATION OF AMERICA
                        ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                               and CLASS B STOCK
                     (immediately convertible into Common)
                     -------------------------------------
                         (Title of Class of Securities)


                                  677864 10 0
                                  -----------
                                 (CUSIP Number)


        Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL  60611
        ---------------------------------------------------------------
                                  312-321-1515
                                  ------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                              December 24, 1997
                              -----------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))


Page 1 of 8 Pages

CUSIP NO. 677864 10 0           13D                            Page 2 of 8 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Richard M. Jaffee   ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX                             (a) [X]
      IF A MEMBER OF A GROUP                                (b) [ ]


--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION           United States


--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                      650,943 Class B Shares
          NUMBER OF                    20,792 Common Shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY                  629,387 Class B Shares
                                          100 Common Shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER
                                      650,943 Class B Shares
          REPORTING                    20,792 Common Shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH                       550,000 Class B Shares
                                           100 Common Shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,280,330 Class B Shares
             20,892 Common Shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.4% of the Class B Shares and .5% of the Common Shares,
          together represented 56.7% of the voting power of Issuer's outstanding stock at December 31, 1997.
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

CUSIP No. 677864 10 0              13D                        Page 3 of 8 Pages


ITEM 1.          SECURITY AND ISSUER

                          This statement relates to the Common Stock, par value
                 $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.          IDENTITY AND BACKGROUND

                          (a)     Richard M. Jaffee
                          (b)     Oil-Dri Corporation of America
                                  410 North Michigan Avenue
                                  Suite 400
                                  Chicago, Illinois 60611
                          (c)     Chairman of the Board
                                  Oil-Dri Corporation of America
                                  410 North Michigan Avenue
                                  Suite 400
                                  Chicago, Illinois 60611
                          (d)     No
                          (e)     No
                          (f)     United States

                 This Schedule 13-D amends the prior filing of Mr. Jaffee individually to reflect his becoming a member of a group consisting of, in addition to himself:
                          Jaffee Investment Partnership, L.P., Shirley H. Jaffee, Susan Jaffee Hardin, Karen Jaffee Cofsky, Nancy E. Jaffee, Daniel S. Jaffee.

                 A Schedule 13-D for that group giving 13-D information for all members of the group has been filed on the same day as this
                 Schedule is filed.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                          No purchase of securities of Oil-Dri Corporation of
                 America ("Oil-Dri") was involved.

CUSIP No. 677864 10 0              13D                        Page 4 of 8 Pages


ITEM 4.          PURPOSE OF TRANSACTION

                          This Amendment reflects a transaction by Richard M.
                 Jaffee in connection with the formation of the Jaffee Investment Partnership, L.P. (see Item 2 above). Mr. Jaffee has no present plans or proposals which relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

CUSIP No. 677864 10 0              13D                        Page 5 of 8 Pages


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) The aggregate number and percentage of Class B shares
                     (outstanding at December 31, 1997) beneficially owned by Richard M. Jaffee and the aggregate number and percentage of Common Shares (outstanding at December 31, 1997) beneficially owned by Mr. Jaffee is shown below.


                     The percentage of total voting power of all shares beneficially owned is also shown. Note that Class B shares are entitled to 10 votes per share.

  Name               # of                                       % of         # of                                  % of
  % of Voting        Class B         Detail of Class B          Class B      Common     Detail of Common Share     Common
  Power              Shares          Share Ownership            Shares       Shares     Ownership                  Shares
-------------------------------------------------------------------------------------------------------------------------

  Richard M.         1,280,330       650,943 shares held by       70.4%        20,892   2,292 shares held by          .5%
  Jaffee                             Richard M. Jaffee as                               Richard M. Jaffee as
                                     Trustee under the                                  Trustee under the
  Voting Power                       Richard M. Jaffee                                  Richard M. Jaffee
  56.7%                              Revocable Trust of                                 Revocable Trust of
                                     6/21/74.                                           6/21/74.

                                     550,000 shares held by                             100 shares held in joint
                                     the Jaffee Investment                              tenancy with spouse.
                                     Partnership, LP
                                                                                        18,500 shares are in the
                                     79,387 shares held by                              form of employee stock
                                     spouse, Shirley H.                                 options exercisable
                                     Jaffee, as trustee under                           within 60 days of the
                                     the Shirley H. Jaffee                              date of this filing.
                                     Declaration of Trust of
                                     7/12/93.
                                     Mrs. Jaffee has voted
                                     these shares consistent
                                     with Mr. Jaffee's
                                     voting.

CUSIP No. 677864 10 0              13D                        Page 6 of 8 Pages


                 (b) The voting power and power of disposition is shown below.

                                                                                       Sole        Shared       Detail of Shared
                     Sole Voting     Shared Voting                                     Dispositive Dispositive  Dispositive
  Name               Power           Power           Detail of Shared Voting Power     Power       Power        Power
--------------------------------------------------------------------------------------------------------------------------------

  Richard M.         650,943 Class   629,387 Class   550,000 Class B shares held by      650,943      550,000   Class B shares
  Jaffee                  B Shares        B Shares   the Jaffee Investment               Class B      Class B   held by the
                                                     Partnership, LP.                     Shares       Shares   Jaffee
                                                                                                                Investment
                            20,792             100   79,387 Class B shares held by                              Partnership, LP.
                     Common Shares   Common Shares   spouse, Shirley H. Jaffee, as
                                                     trustee under the Shirley H.
                                                     Jaffee Declaration of Trust of                       100   Common Shares
                                                     7/12/93.                                          Common   held in joint
                                                     Mrs. Jaffee has voted these                       Shares   tenancy with
                                                     shares consistent with Mr.                                 spouse.
                                                     Jaffee's voting.

                                                     Common Shares held in joint
                                                     tenancy with spouse.





                 (c) Transactions in last 60 days are shown below. All of the transactions were private transfers. Price per share was not applicable to the transactions.

                                                                       # of Securities
                                   Name                    Date        Involved                Nature of Transaction
                                   ----------------------------------------------------------------------------------------------
                                   Richard M. Jaffee      12/22/1997   248,350 Class B         Gift to Shirley H. Jaffee, spouse*
                                                                       Shares
                                                          12/24/1997   250,000 Class B         Transfer to Jaffee Investment
                                                                       Shares                  Partnership, LP*


                 * Transactions do not reflect form of ownership or changes in form of ownership which were reported in full on Form 4 for Richard M. Jaffee filed with the SEC on 1/11/98.


                 (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

                 (e)      Not applicable.

CUSIP No. 677864 10 0              13D                        Page 7 of 8 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                          The Limited Partnership Agreement ("Agreement") of
                 Jaffee Investment Partnership, L.P. provides that, subject to the limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made unless approved by a majority of the Units held by General Partners. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation.) (See Exhibit B attached.)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                          None - See Jaffee Investment Partnership, L.P. Partnership Agreement filed as Exhibit 2 to Schedule 13-D filed by Richard M. Jaffee and other members of the partnership group.

CUSIP No. 677864 10 0              13D                        Page 8 of 8 Pages





                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 16, 1998



                                                   /s/ RICHARD M. JAFFEE
                                           ----------------------------------
                                            (Signature)
                                            Richard M. Jaffee